

July 10, 2013

<u>Via E-mail</u>
Dunia A. Shive
President and Chief Executive Officer
Belo Corp.
400 South Record Street
Dallas, TX 75202

> **Re:    Belo Corp.**
> **Preliminary Merger Proxy Statement on Schedule 14A**
> **Filed July 1, 2013**
> **File No. 001-08598**

Dear Ms. Shive:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Background of the Merger, page 20</u>

1.  Please disclose which party initiated the informal discussions between Gannett and Belo in the summer of 2012.  Please elaborate on the discussions between Belo and Gannett during this period, including dates and participants.  Please disclose whether Belo engaged in discussions with other parties regarding strategic alternatives during that same time period.

2.  Please briefly describe the basic terms of a "reverse Morris Trust."

3.  We note that at its May 6, 2013 meeting the board concluded that it was the shareholders best interest to explore potential transactions to sell the company; however, for various reasons, the board would not affirmatively solicit other potential transaction partners.  Please elaborate on the basis for the board's decision to sell the company and its deliberation regarding potential alternatives, including continuing to operate as a stand-alone company.

Opinion of Belo's Financial Advisor, page 25

4.  We note the description of the financial opinion prepared by RBC Capital Markets.  We further note that your financial advisor relied on financial projections and estimates prepared by the company when preparing its opinion.  Please revise your disclosure to disclose the financial projections used by RBC Capital Markets in connection with its legal opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Brandon Hill, at (202) 551-3268, Celeste M. Murphy, at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director